UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 333-114622
                            CUSIP Number: 16937S 10 2

 (Check One): |X| Form 10-K |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
              |_| Form 10D  |_| Form N-SAR |_| Form N-CSR

        For Period Ended:    December 31, 2006
                            --------------------------------------------

        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR

        For the Transition Period Ended:
                                         -------------------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        -------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   China Architectural Engineering, Inc.
                          ------------------------------------------------------

Former Name if Applicable:   N/A
                            -----------------------


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Address of Principal Executive Office (Street and Number):
105 Baishi Road, Jiuzhou West Avenue
-------------------------------------

City, State and Zip Code: Zhuhai 519070, People's Republic of China
                          ------------------------------------------


                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a)   The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense;
       |    (b)   The subject annual report, semi-annual report, transition
       |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form
       |          N-CSR ,or portion thereof, will be filed on or before the
|X|    |          fifteenth calendar day following the prescribed due date; or
       |          the subject quarterly report or transition report on Form
       |          10-Q, or subject distribution report on Form 10-D, or portion
       |          thereof will be filed on or before the fifth calendar day
       |          following the prescribed due date; and
       |    (c)   The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.

                         -------------------------------

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 21, 2006, we entered into a share exchange agreement, as amended on October 17, 2006, with Full Art, International, Ltd., a Hong Kong Company ("Full Art"), and its sole shareholder, KGE Group Limited, pursuant to which KGE Group agreed to transfer all of Full Art's issued and outstanding securities to us in exchange for 45,304,125 shares of our common stock. Concurrently with the close of the share exchange, we would close a private placement transaction. On October 17, 2006, the share exchange closed and we (i) became the 100% parent of Full Art, (ii) assumed the operations of Full Art and its subsidiaries, and
(iii) changed our name from SRKP 1, Inc. to China Architectural Engineering,
Inc.

      Prior to the share exchange, we were a shell company with no operations. After completion of the share exchange, we are unable, without unreasonable effort and expense, to file our Form 10-K for the year ended December 31, 2006 on a timely basis. Based on the discussion above, we need additional time prepare, review and complete our financial statements for the year ended December 31, 2006 and other information required to be included in the 2006 Form 10-K. We are working diligently to finalize our financial statements and we currently expect to file our 2006 Form 10-K no later than the fifteenth calendar day following the prescribed due date.


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                        -------------------------------

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Luo Ken Yi                       0086                     756-8538908
--------------------------------------------------------------------------------
      (Name)                       (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).                          |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                   |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      China Architectural Engineering, Inc.
             -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007                 By: /s/ Luo Ken Yi
      --------------                    ----------------------------------------
                                        Luo Ken Yi
                                        Chief Executive Officer, Chief Operating
                                        Officer, and Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

                 Intentional misinformation or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).